TIME LENDING, CALIFORNIA, INC.
1040 E. Katella Ave., Suite B1
Orange, California 92867
(714) 288-5901

                November 28, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	TIME LENDING, CALIFORNIA, INC. (THE "COMPANY")
FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2005
FILED SEPTEMBER 28, 2005
FILE NO. 333-59114

Dear Mr. Spirgel:

    The Company responds to the Staff's comment letter dated November 1,
2005. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

Form 10-KSBfor the year ended June 30, 2005

Accounting Comments

Report of Independent Public Accounting Firm, Page 14

1.	The audit report of Michael B. Johnson & Co, LLC has been included in the amended Form 10-KSB for the fiscal year ended June 30, 2005.

Consolidated Statement of Stockholders’ Equity (Deficit), page 18

2.
The stock issuance to the employees for compensation were set at $.01 per share by management as estimated fair value for the services. This is the estimated fair value, as during the year a four- for- one (4- for-1) forward split was approved by the Board of Directors . Both Michael Pope and Philip La Puma received 5,002,000 shares of common stock in the Company. This represented $50,020 each of their annual compensation. This value was set on restricted shares of common during a period of no public trading.

3.	Please see changes to Note 1 (“Net earnings per share “ and “Stock Based Compensation” have been added) to the amended Form 10-KSB for the fiscal year ended June 30, 2005.

NET EARNING (LOSS) PER SHARE
Basic loss per share is computed on the basis of the weighted average number of common shares outstanding. For all periods, all of the Company’s common stock equivalents were excluded from the calculation of diluted losses per common share because they were none dilutive, due to the Company’s net losses.

STOCK BASED COMPENSATION
The Company has adopted for footnote disclosure purposes SFAS No. 123, which requires that
Companies disclose the cost of stock-based employee compensation at the grant date based on the value of the award (the fair value method) and disclose this cost over the service period.
The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the award as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

Awards through June 30, 2005 have been at fair value.

Notes to Consolidated Financial Statements

Note 1. Organization and Presentation

Net Earning (Loss) per share, page 20

4.	None of the shares were determined to be dilutive.

Note 6. Capital Stock Transactions

The Company effected a four- for- one (4- for- 1) forward split of its issued and outstanding common stock as of May 2005.

The Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael Pope, President